Changes in Affiliates (New Affiliate)

POSCO (Yantai) Automotive Processing Center Co., Ltd.(“POSCO-CYPC”) is a new affiliate company of the POSCO Group. POSCO and POSCO-China, an affiliate of POSCO, own 100 percent of the total issued and outstanding shares of POSCO-CYPC.

Company to be affiliated:

• Company Name: POSCO (Yantai) Automotive Processing Center Co.,Ltd.

• Total Assets (KRW): 8,316,699,300

• Total Shareholders’ Equity (KRW): 8,316,699,300

• Total Liabilities (KRW): -

• Total Capital (KRW): 8,316,699,300

• Current total number of affiliated companies: 129